SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2024

TC Energy Corporation

(Commission File No. 1-31690)

TransCanada PipeLines Limited

(Commission File No. 1-8887)

(Translation of Registrants’ Names into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

Exhibit 99.1 to this report, filed on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736, 333-184074, 333-227114 and 333-237979), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-208585, 333-250988, 333-252123, 333-267323 and 333-276558).

Explanatory Note

TransCanada PipeLines Limited (“TransCanada PipeLines”) is a wholly owned subsidiary of TC Energy Corporation (“TC Energy”). TransCanada PipeLines is relying on the continuous disclosure documents filed by TC Energy pursuant to an exemption from the requirements of National Instrument 51-102 - Continuous Disclosure Obligations and as provided in the decision of the Alberta Securities Commission and Ontario Securities Commission in Re TransCanada Corporation, 2019 ABASC 1, issued on January 3, 2019. Consistent with the exemptive relief, information contained in this Form 6-K is that provided by TC Energy.

EXHIBIT INDEX

99.1	Management Information Circular of TC Energy Corporation dated April 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2024

TC ENERGY CORPORATION
TRANSCANADA PIPELINES LIMITED

By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary

By:	/s/ Nancy A. Johnson
Nancy A. Johnson
Vice-President and Treasurer